Endeavour Silver Corp.

Management’s Discussion & Analysis
For the Three Months Ended March 31, 2025 and 2024

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 1

MANAGEMENT'S DISCUSSION AND ANALYSIS

FOR THE PERIOD ENDED MARCH 31, 2025

This Management Discussion and Analysis ("MD&A") should be read in conjunction with the condensed consolidated interim financial statements of Endeavour Silver Corp. ("Endeavour" or "the Company") for the period ended March 31, 2025 and the related notes contained therein, which were prepared in accordance with IAS 34 - Interim financial reporting of the International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). The Company uses certain non-IFRS financial measures in this MD&A as described under "Non-IFRS Measures". Additional information relating to the Company, including the most recent Annual Information Form (the "Annual Information Form"), is available on SEDAR+ at www.sedarplus.com, and the Company's most recent annual report on Form 40-F has been filed with the U.S. Securities and Exchange Commission (the "SEC") on EDGAR at www.sec.gov. This MD&A contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained herein. All dollar ($) amounts are expressed in United States ("$") dollars and tabular amounts are expressed in thousands of U.S. dollars unless Canadian dollars (CAN$) or Mexican pesos (MXN) are otherwise indicated. This MD&A is dated as of May 12, 2025, and all information contained is current as of May 12, 2025, unless otherwise stated.

Cautionary Note to U.S. Investors Regarding Mineral Reserves and Resources

This MD&A has been prepared in accordance with the requirements of Canadian provincial securities laws, which differ from the requirements of U.S. securities laws. As a result, the Company reports the mineral reserves and resources of the projects it has an interest in according to Canadian standards. Canadian reporting requirements for disclosure of mineral properties are governed by National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. These standards differ from the requirements of the SEC that are applicable to domestic United States reporting companies under subpart 1300 of Regulation S-K ("S-K 1300") under the Exchange Act. As an issuer that prepares and files its reports with the SEC pursuant to the Multijurisdictional Disclosure System, the Company is not subject to the requirements of S-K 1300. Any mineral reserves and mineral resources reported by the Company in accordance with NI 43-101 may not qualify as such under or differ from those prepared in accordance with S-K 1300. Accordingly, information included or incorporated by reference in this MD&A concerning descriptions of mineralization and estimates of mineral reserves and resources under Canadian standards may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements of S-K 1300.

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Forward-Looking Statements

This MD&A contains "forward-looking statements" within the meaning of the U.S. Securities Litigation Reform Act of 1995, as amended and "forward-looking information" within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information include, but are not limited to, statements regarding the construction and development of the Terronera Project (as defined herein), including: anticipated timing of the Terronera Project, estimated Terronera Project economics; Terronera Project's forecasted operations, costs and expenditures; the reliability of mineral resource estimates; the continuation of exploration and mining operations at Kolpa Mine; expected revenues derived from the Chonta Mine rights and Yen Mine rights; the timing and completion of an economic study for Pitarrilla; the Company's future production and cost guidance announcements; mineral resource estimations and life of mine plans; planned expansions, exploration and drilling activities; Endeavour's annual outlook including anticipated performance in 2025, including production and cost guidance and financial results, silver and gold grades and recoveries, cash costs per ounce (oz), anticipated operating costs, planned capital expenditures and sustaining capital the price of gold and silver, planned capital allocation; the Company's capital requirements and the adequacy of the existing working capital to meet capital requirements and the timing and results of various activities. Forward-looking statements are frequently characterized by words such as "plan", "expect", "forecast", "project", "intend", "believe", "anticipate", "outlook" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward- looking statements are based on the opinions and estimates of management at the dates the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements.

The Company does not intend to, and does not assume any obligation to, update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors and are based on assumptions that may cause the actual results, level of activity, performance or achievements of the Company and its operations to be materially different from those expressed or implied by such statements. Such factors and assumptions include, among others: the ongoing effects of inflation and supply chain issues on the Terronera Project economics; fluctuations in the prices of silver and gold; fluctuations in the currency markets (particularly the Mexican peso, Chilean peso, Canadian dollar, Peruvian sol, and U.S. dollar); fluctuations in interest rates; effects of inflation changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada, Peru and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); inadequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; diminishing quantities or grades of mineral reserves as properties are mined; risks in obtaining necessary licenses and permits; challenges to the Company's title to properties; as well as those factors described under "Risk Factors" in the Company's Annual Information Form and in the Company's prospectus dated April 3, 2025. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.

Certain forward-looking statements and information in this MD&A may be considered "financial outlook" within the meaning of applicable Canadian securities legislation. Financial outlook is presented in this MD&A for the purpose of assisting investors and others in understanding certain key elements of the Company's financial results and business plan, as well as the objectives, strategic priorities and business outlook of the Company, and in obtaining a better understanding of the Company's anticipated operating environment. Readers are cautioned that such financial outlook may not be appropriate for other purposes.

Qualified Person

The scientific and technical information contained in this MD&A relating to the Company's mines and mineral projects has been reviewed and approved by Dale Mah, B.Sc., P.Geo., Vice President Corporate Development of Endeavour, a Qualified Person within the meaning of NI 43-101.

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OVERVIEW OF THE BUSINESS

The Company is engaged in silver mining in Mexico and related activities including property acquisition, exploration, development, mineral extraction, processing, refining and reclamation. The Company is also engaged in exploration activities in Chile and Nevada, USA. The Company's operations are comprised of the Guanaceví and Bolañitos mines located in Durango, Mexico and Guanajuato, Mexico respectively. The Company is developing the Terronera project located in Jalisco State, Mexico (the "Terronera Project"). The Company is advancing several other exploration projects in order to achieve its goal to become a premier senior producer in the silver mining sector.

On May 1, 2025, the Company announced it had completed the acquisition of all outstanding shares of Compañia Minera Kolpa S.A. ("Minera Kolpa" or "Kolpa"), a privately held silver-focused polymetallic mining company located in Huancavelica, Peru. The total consideration was approximately $145 million, comprising $80 million in cash, $65 million in Endeavour common shares, and up to $10 million in contingent payments based on mineral resource expansion targets (the "Transaction"). As part of the Transaction, Endeavour also assumed approximately $20 million in net debt.

The Company's common shares are listed on the Toronto Stock Exchange (TSX: EDR) and the New York Stock Exchange (NYSE: EXK).

OPERATING HIGHLIGHTS

Q1 2025 Highlights	Three Months Ended March 31
	2025	2024	% Change
Production
Silver ounces produced	1,205,793	1,460,006	(17%)
Gold ounces produced	8,338	10,133	(18%)
Payable silver ounces produced	1,193,358	1,450,308	(18%)
Payable gold ounces produced	8,188	9,948	(18%)
Silver equivalent ounces produced(1)	1,872,833	2,270,677	(18%)
Cash costs per silver ounce(2)	15.89	13.19	20%
Total production costs per ounce(2)	24.23	18.90	28%
All-in sustaining costs per ounce(2)	24.48	21.44	14%
Processed tonnes	209,507	221,794	(6%)
Direct operating costs per tonne(2)	142.72	134.97	6%
Direct costs per tonne(2)	207.27	181.77	14%
Financial
Revenue ($ millions)	63.5	63.7	(0%)
Silver ounces sold	1,223,684	1,756,094	(30%)
Gold ounces sold	8,538	10,880	(22%)
Realized silver price per ounce	31.99	23.47	36%
Realized gold price per ounce	2,903	2,114	37%
Net earnings (loss) ($ millions)	(32.9)	(1.2)	(2,656%)
Adjusted net earnings (loss)(2) ($ millions)	(0.2)	0.3	n/a
Mine operating earnings ($ millions)	12.8	11.7	10%
Mine operating cash flow before taxes ($ millions)(2)	22.1	20.6	7%
Operating cash flow before working capital changes(2)	8.3	10.2	(18%)
EBITDA(2) ($ millions)	(18.1)	13.5	(234%)
Adjusted EBITDA(2) ($ millions)	15.1	16.1	(6%)
Working capital (2) ($ millions)	14.8	56.4	(74%)
Shareholders
Earnings (loss) per share - basic ($)	(0.13)	(0.01)	(1,200%)
Adjusted earnings (loss) per share - basic ($)(2)	(0.00)	0.00	0%
Operating cash flow before working capital changes per share(2)	0.03	0.04	(25%)
Weighted average shares outstanding	262,323,863	227,503,581	15%

(1) Silver equivalents are calculated using an 80:1 (Ag:Au) ratio.

(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".

The above highlights are key measures used by management, however they should not be the sole measures used in determining the performance of the Company's operations.

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REVIEW OF OPERATING RESULTS

Consolidated Production Results for the Three Months Ended March 31, 2025 and 2024

CONSOLIDATED	Three Months Ended March 31
	2025	2024	% Change
Ore tonnes processed	209,507	221,794	(6%)
Average silver grade (gpt)	204	229	(11%)
Silver recovery (%)	87.7	89.5	(2%)
Total silver ounces produced	1,205,793	1,460,006	(17%)
Payable silver ounces produced	1,193,358	1,450,308	(18%)
Average gold grade (gpt)	1.37	1.58	(13%)
Gold recovery (%)	90.4	89.8	1%
Total gold ounces produced	8,338	10,133	(18%)
Payable gold ounces produced	8,188	9,948	(18%)
Silver equivalent ounces produced(1)	1,872,833	2,270,677	(18%)
Cash costs per silver ounce(2)	15.89	13.19	20%
Total production costs per ounce(2)	24.23	18.90	28%
All in sustaining costs per ounce (2)	24.48	21.44	14%
Direct operating costs per tonne(2)	142.72	134.97	6%
Direct costs per tonne(2)	207.27	181.77	14%

(1) Silver equivalents are calculated using an 80:1 (Ag:Au) ratio.

(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".

(1) Silver equivalents are calculated using an 80:1 (Ag/Au) ratio.

Consolidated Production

Three months ended March 31, 2025 (compared to the three months ended March 31, 2024)

Consolidated silver production during Q1 2025, was 1,205,793 oz, 17% lower compared to 1,460,006 oz in Q1 2024, and gold production was 8,338 oz, 18% lower compared to 10,133 oz in Q1 2024. Plant throughput was 209,507 tonnes at average grades of 204 grams per tonne (gpt) silver and 1.37 gpt gold in Q1 2025, compared to 221,794 tonnes grading 229 gpt silver and 1.58 gpt gold in Q1 2024. The lower consolidated silver production, compared to Q1 2024, was primarily driven by reduced plant throughput and lower grades than the comparative period. In terms of contributions from the operations, the lower consolidated silver production was driven by 24% lower silver production at the Guanaceví mine, partially offset by 53% higher silver production at the Bolañitos mine. Consolidated gold production was 18% lower in Q1 2025, compared to Q1 2024, due to 28% lower gold production at the Bolañitos mine and 3% lower gold production at the Guanaceví mine.

Lower silver production at the Guanaceví mine was mainly due to 11% decrease in throughput in Q1 2025 than in Q1 2024, and 13% lower silver grades, although gold grades improved slightly. At Bolañitos, throughput was consistent with Q1 2024, but while silver grades improved by 59%, gold grades were 26% lower, which negatively impacted overall gold production.

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Consolidated Operating Costs

Three months ended March 31, 2025 (compared to the three months ended March 31, 2024)

Direct operating costs per tonne in Q1 2025 increased to $142.72, 6% higher compared with $134.97 in Q1 2024 caused by 6% lower throughput while total direct operating costs remained in line with Q1 2024.

Consolidated cash costs per oz, net of by-product credits, increased 20% to $15.89 driven by 17% lower silver ounces produced and 8% higher in direct costs, offset by 8% higher by-product gold sales. All-In-Sustaining Costs ("AISC") in Q1 2025 was $24.48 per silver ounce, 11% higher than Q1 2024 due to the 18% lower production of silver ounces, partially offset by an 1% lower cash costs.

GUANACEVÍ OPERATIONS

The Guanaceví operation is currently producing from three underground silver-gold mines along a five kilometre ("km") length of the prolific Santa Cruz vein. Guanaceví provides steady employment to 580 people and engages over 220 contractors.

In July 2019, the Company acquired a 10 year right to explore and exploit the El Porvenir and El Curso concessions from Ocampo Mining SA de CV ("Ocampo"), a subsidiary of Grupo Frisco. The Company agreed to meet certain minimum production targets from the properties, subject to various terms and conditions, and pay Ocampo a $12 fixed per tonne production payment plus a floating net smelter return royalty based on the silver spot price. The Company pays a 4% royalty on sales below $15.00 per silver oz, 9% above $15.00 per silver oz, 13% above $20.00 per silver oz, and a maximum of 16% above $25 per silver oz.

Production Results for the Three Months Ended March 31, 2025 and 2024

GUANACEVÍ	Three Months Ended March 31
	2025	2024	% Change
Ore tonnes processed	102,438	115,004	(11%)
Average silver grade (g/t)	348	402	(13%)
Silver recovery (%)	88.6	89.9	(1%)
Total silver ounces produced	1,015,327	1,335,742	(24%)
Payable silver ounces produced	1,012,281	1,331,735	(24%)
Average gold grade (g/t)	1.30	1.25	4%
Gold recovery (%)	92.9	89.2	4%
Total gold ounces produced	3,989	4,124	(3%)
Payable gold ounces produced	3,977	4,111	(3%)
Silver equivalent ounces produced(1)	1,334,447	1,665,648	(20%)
Cash costs per silver ounce(2)	19.73	15.94	24%
Total production costs per ounce(2)	26.66	19.83	34%
All in sustaining costs per ounce (2)	26.50	21.96	21%
Direct operating costs per tonne(2)	184.43	171.05	8%
Direct costs per tonne(2)	310.52	260.13	19%

(1) Silver equivalents are calculated using an 80:1 (Ag:Au) ratio.

(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".

Guanaceví Production Results

Three months ended March 31, 2025 (compared to the three months ended March 31, 2024)

During the first quarter of 2025, the Guanaceví mine processed 102,438 tonnes of ore, 11% lower compared to 115,004 tonnes in the same period of 2024, in line with the mine plan. The average silver grade was 348 g/t in Q1 2025, 13% lower than 402 g/t in Q1 2024. Silver recovery was slightly lower in Q1 2025 compared to Q1 2024 at 88.6% from 89.9%, resulting in total silver production of 1,015,327 ounces, a 24% decline from 1,335,742 ounces in Q1 2024. Payable silver ounces produced also decreased by 24% to 1,012,281 ounces.

Gold production saw a minor decrease, with total gold ounces produced at 3,989, down 3% from 4,124 ounces in Q1 2024. Due to lower throughput, payable gold ounces produced were 3,977, 3% lower than Q1 2024, despite better average gold grade, and gold recovery increasing to 92.9% from 89.2%.

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Guanaceví Operating Costs

Three months ended March 31, 2025 (compared to the three months ended March 31, 2024)

Direct operating costs per tonne for the three months ended March 31, 2025, were $184.43, 8% higher compared to $171.05 in same period in 2024 due to the 11% lower throughput partially offset by 4% lower direct operating costs. Including royalty and special mining duty costs, direct costs per tonne rose by 19% to $310.52 in Q1 2025 compared with $260.13 in Q1 2024. This increase in direct cost per tonne is caused by 145% higher value of third-party material purchases, which have become more expensive on a per tonne basis with the higher metal prices. The purchase of local purchased material contributed $57.26 cost per tonne during Q1, 2025 compared to $20.80 per tonne in Q1 2024; the volume of purchased material was 18,739 tonnes compared to 12,728 tonnes in the same period in 2024.

Total cash costs, net of by-product credits, were 6% lower in Q1 2025 compared to Q1 2024, however cash costs per silver ounce were 24% higher at $19.73 in Q1 2025 compared to $15.94 for the same period in 2024 due to the 24% lower silver production. Total production costs per ounce were $26.66, 34% higher compared to $19.83 in Q1 2024 due to the lower silver production. Total all-in sustaining costs were 10% lower in Q1 2025 compared to Q1 2024, however all-in sustaining cost per ounce rose by 18% to $26.50 compared to $22.42 in Q1 2024, due to lower silver production.

BOLAÑITOS OPERATIONS

The Bolañitos operation encompasses three underground silver-gold mines and a flotation plant. Bolañitos provides steady employment for over 500 people and engages 230 contractors.

Production Results for the Three Months March 31, 2025 and 2024

BOLAÑITOS	Three Months Ended March 31
	2025	2024	% Change
Ore tonnes processed	107,069	106,790	0%
Average silver grade (g/t)	67	42	59%
Silver recovery (%)	83.0	86.2	(4%)
Total silver ounces produced	190,466	124,263	53%
Payable silver ounces produced	181,077	118,573	53%
Average gold grade (g/t)	1.43	1.94	(26%)
Gold recovery (%)	88.3	90.2	(2%)
Total gold ounces produced	4,349	6,010	(28%)
Payable gold ounces produced	4,211	5,837	(28%)
Silver equivalent ounces produced(1)	538,386	605,028	(11%)
Cash costs per silver ounce(2)	(5.60)	(17.69)	(68%)
Total production costs per ounce(2)	10.65	8.47	26%
All in sustaining costs per ounce (2)	13.16	15.59	(16%)
Direct operating costs per tonne(2)	102.81	96.11	7%
Direct costs per tonne(2)	108.49	97.39	11%

(1) Silver equivalents are calculated using an 80:1 (Ag:Au) ratio.

(2) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".

Bolañitos Production Results

Three months ended March 31, 2025 (compared to the three months ended March 31, 2024)

During the first quarter of 2025, the Bolañitos mine processed 107,069 tonnes of ore, maintaining similar levels to the 106,790 tonnes processed in the same period of 2024. The silver grade increased significantly by 59% to 67 g/t from 42 g/t in Q1 2024, resulting in total silver production of 190,466 ounces, a 53% increase from 124,263 ounces in Q1 2024.  Gold grade decreased to 1.43 gpt compared to 1.94 gpt in Q1 2024, and in combination with 2% decrease in recoveries resulted in 28% lower total gold ounces produced at 4,349, down from 6,010 ounces in Q1 2024. The fluctuations of ore grades are from accessing different areas of the mine and due to typical grade variations within the mine plan.

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Bolañitos Operating Costs

Three months ended March 31, 2025 (compared to the three months ended March 31, 2024)

Cash costs per silver ounce were negative $5.60, 68% lower compared to Q1 2024 negative $17.69, due to the 12% higher direct costs a result of the increase in special mining duties and royalty tax driven by higher realized prices and the 1% higher special mining duty rate enacted by the Mexico government from January 1, 2025. Despite lower gold production, by-product gold sales remained stable due to higher realized prices. Total production costs per ounce increased by 26% to $10.65 from $8.47 largely due to the higher direct costs. Despite cash costs being impacted by higher special mining duties and royalties, all-in sustaining costs per ounce decreased by 25% to $13.16 compared to $17.47 in Q1 2024 due to the significantly higher silver production.

TERRONERA DEVELOPMENT

The Terronera Project, located 40 km northeast of Puerto Vallarta in the state of Jalisco, Mexico, features a high-grade silver-gold mineral resource in the Terronera vein.

Construction and Development Highlights

During Q1, 2025, the Company continued making significant progress on its Terronera Project which is now in the final construction stages. The upper platform process plant commissioning is well advanced, with the crushing, grinding, flotation, and tailing thickening circuits successfully running to produce over two tonnes of concentrate in March 2025; more concentrate has been produced since this time. The first production stope has been mined and backfilled, and surface run-of-mine and crushed ore stockpiles have reached a total of approximately 60,000 tonnes.

The commencement of wet commissioning was announced May 6, 2025 and continues at the date of this document. Wet commissioning involves the introduction of water and slurry into the processing plant to validate the performance of equipment and systems under operational conditions. This critical phase follows the successful completion of dry commissioning, during which mechanical, electrical, and control systems were tested without load.

During wet commissioning, the Company will prioritize testing the integrity and functionality of pipelines, tanks, pumps, thickeners, flotation cells, and other process circuits with fluids and slurries, verifying instrumentation calibration under live conditions, optimizing control systems to ensure stable operation and identifying and rectifying any mechanical, process, or operational issues prior to ore introduction.

The first slurry has been introduced to the concentrate filter and preliminary performance has been consistent with design expectations. The operations and commissioning teams continue to monitor system behavior closely, working in alignment with safety, environmental, and quality standards. As the wet commission phase is completed, attention will be given to increasing feed and run times and ramping up production to full throughput. The Company plans to provide operational guidance as ramp up advances.

At the end of Q1 2025, the Terronera workforce included 356 Endeavour Silver employees and 848 contract workers.

EXPLORATION AND EVALUATION

At Guanaceví, the Company drilled 1,335 meters across 7 holes at a total expense of $0.3 million, focusing on underground diamond drilling in the El Curso mine, testing the southeast part of the Santa Cruz vein and the area between the Milache and El Curso mines. Positive results have been received for Santa Cruz drills.

At Bolañitos, the Company drilled 2,330 meters across 10 holes at a total expense of $0.1 million, mainly related to surface drilling programs in the La Luz North area, testing the La Luz and San Agustin veins. Geological mapping continued in the La Paz vein area. Positive results have been received in muck samples from old workings over La Luz vein.

At Terronera, geological mapping continued in the Xiaomi vein area and commenced in the Real vein and the La Cadena zone. Underground geological mapping and sampling continued in the Quiteria zone. Exploration expenditures for the quarter totaled $0.1 million. Management plans to resume exploration drilling activities once the Terronera Project is in operation.

At Pitarrilla, the Company continued to advance the project with significant exploration and development activities throughout Q1 2025. A total of 3,671 meters of drilling across 33 holes was completed with total exploration expenditures of $1.8 million. Development work included ramp extension and underground infrastructure improvements. Technical study work commenced in Q1 2025, with additional technical studies underway to support economic assessment studies by Q1 2026.

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Exploration activities continued at Parral, with expenditures at the Veta Colorada and infrastructure maintenance totaling $0.1 million for the quarter. In Chile, work continued at the Aida, Genesis, and Catalina projects, with environmental assessments, geochemical studies, and community engagement progressing with total expenditures of $0.3. Minor costs were incurred in the USA. The Company also incurred $0.7 million in holding costs for concessions and properties across the exploration portfolio.

The Company remains focused on advancing its core projects, particularly Pitarrilla, while continuing exploration efforts at Guanaceví and Bolañitos. Planned drilling and studies in 2025 aim to further define resources and optimize development strategies across key assets.

CONSOLIDATED FINANCIAL RESULTS

Three months ended March 31, 2025 (compared to the three months ended March 31, 2024)

Revenue of $63.5 million in Q1 2025, net of $0.4 million of smelting and refining costs, was relatively flat compared to $63.7 million, net of $0.5 million of smelting and refining costs, in Q1 2024. Gross sales of $63.9 million in Q1 2025 represented a slight decrease over the gross sales of $64.2 million for the same period in 2024. Silver ounces sold during the period were lower due to the underlying lower production in the period, and while partially offset by an increase in the realized silver price, resulted in a 5% decrease in silver sales revenue. Gold sales revenue was higher due to the increase in realized gold prices, partially offset by lower ounces sold in the period. Gold ounces sold decreased primarily due to the lower production of gold compared to Q1 2024. During Q1 2025, the Company sold 1,223,684 oz silver and 8,538 oz gold, for realized prices of $31.99 and $2,903 per oz, respectively, compared to sales of 1,756,094 oz silver and 10,880 oz gold, for realized prices of $23.47 and $2,114 per oz, respectively, in the same period of 2024. For the three months ended March 31, 2025, the realized prices of silver and gold were within 2% of the London Fix prices; silver and gold London Fix prices averaged $31.88 and $2,860, respectively, during the three months ended March 31, 2025.

Cost of sales for Q1 2025 was $50.7 million, a decrease of 3% over the cost of sales of $52.1 million for Q1 2024. The decrease in the cost of sales compared to the prior period was driven by a decrease in volume of silver oz sold and lower operating costs as a result of lower throughput. Driven by the lower cost of sales, the Company's mine operating earnings were $12.8 million in Q1 2025 higher than the comparative period (Q1 2024 - $11.7 million).

Exploration, evaluation and development expenses were $4.5 million, an increase of 6% compared to $4.3 million incurred in the same period of 2024 primarily due to the additional exploration expenditures in Q1 2025 on advancing the Pitarrilla Project. General and administrative expenses of $4.3 million in Q1 2025 were 6% higher compared to the $4.0 million incurred for the same period of 2024 primarily due to the $0.6 million corporate development costs related to acquisition of Minera Kolpa and $0.2 million higher DSU revaluation expense, partially offset by $0.5 million lower share-based compensation costs. Despite these higher costs, operating earnings were $4.0 million (Q1 2024 - $3.3 million).

The Company incurred a foreign exchange loss of $1.0 million in Q1 2025 compared to a gain of $1.2 million in Q1 2024 due to changes in U.S. dollar value of monetary foreign currency balances at the period end. On period end revaluation of the Mexican peso forward contracts and gold forward swap contracts, the Company recognized a loss on derivative contracts of $31.9 million, primarily $33.7 million from the gold forward swap contracts. In the comparative period, these gold forward swap contracts had only recently been established and therefore no significant gain or loss was realized.

The Company incurred $0.4 million in finance charges primarily from interest on loans related to mobile equipment and accretion of reclamation and rehabilitation liabilities, compared to $0.3 million in the same period in 2024. Additionally, in Q1 2025 the Company recognized $1.5 million in investment and other income primarily as a result of the interest income earned on cash and cash equivalents. These losses, partially offset by the interest income, contributed to a loss before taxes for Q1 2025 of $27.8 million (Q1 2024 - earnings of $4.2 million).

Income tax expense was $5.1 million in Q1 2025 compared to an expense of $5.4 million in Q1 2024. The $5.1 million tax expense is comprised of $5.3 million expense in current income tax (Q1 2024 - expense of $5.7 million) and a recovery of $0.2 million in deferred income tax (Q1 2024 - recovery of $0.2 million). The current income tax expense consists of $1.4 million expense in special mining duty taxes and $3.9 million expense of current income taxes. The deferred income tax recovery of $0.2 million is derived from changes in temporary timing differences between accounting and tax recognition. After these tax charges, the Company realized a net loss for the period of $32.9 million (Q1 2024 - net loss of $1.2 million).

Adjusted net loss was $0.2 million in Q1 2025, compared to adjusted earnings of $0.3 million in Q1 2024, while adjusted earnings per share remained steady at $0.00. Adjusted net earnings is a Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 10

The Company decreased its balance of finished goods to 250,383 oz silver and to 1,168 oz gold at March 31, 2025, compared to 280,693 oz silver and 1,516 oz gold at December 31, 2024. The cost allocated to these finished goods was $8.1 million as at March 31, 2025, compared to $7.2 million at December 31, 2024. At March 31, 2025, the finished goods inventory fair market value was $12.2 million, compared to $12.1 million at December 31, 2024.

KEY ECONOMIC TRENDS

Precious Metal Price Trends

The prices of silver and gold are a critical factor in determining profitability and cash flow from operations. The financial performance of the Company has been, and is expected to continue to be, closely linked to the prices of silver and gold.

During Q1 2025, the average price of silver was $31.88 per ounce, with silver trading between $29.41 and $34.40 per oz based on the London Fix silver price. This compares to an average of $23.36 per oz for the three months ended March 31, 2024, with a low of $22.09 and a high of $25.43 per oz. For the three months ended March 31, 2025, the Company realized an average price of $31.99 per silver oz compared with $23.47 for the three months ended March 31, 2024.

During Q1 2025, the average price of gold was $2,860 per oz, with gold trading between $2,633 and $3,115 per oz based on the London Fix PM gold price. This compares to an average of $2,072 per oz for the three months ended March 31, 2024, with a low of $1,985 and a high of $2,214 per oz. For the three months ended March 31, 2025, the Company realized an average price of $2,903 per oz compared with $2,114 for the three months ended March 31, 2024.

Several factors drove the largest annual rise in gold price since 2010. Global tensions, including conflicts in Ukraine and the Middle East, expectation of slower economic growth, concerns over U.S. trade policies, and tariffs pushed investors and central banks toward gold to diversify away from the U.S. dollar and fiat currencies. These dynamics propelled gold to record highs, with prices reaching an all-time peak of $3,115 per ounce at the end of March 2025, and in early Q2 2025 up to $3,500. Silver has historically followed the price movement in gold and we expect this correlation to continue. Beyond the safe haven characteristic of silver, there has been a growing sense of optimism in the silver market, driven by industrial demand and supply constraints. The global push towards electrification, renewable energy, and electric vehicles (EVs), is expected to increase the demand for silver in industrial applications. Silver plays an indispensable role in solar panels, batteries, and other key technologies, positioning it as a strategic metal in the clean energy transition. Over this same period of industrial demand growth, the silver market has faced supply-demand deficits in recent years, with exploration, new discoveries and new production not keeping pace with mine depreciation. A lack of new major projects coming online, is creating a supply-demand imbalance that has supported the rise of silver price since the beginning of 2023.

Currency Fluctuations

The Company's operations in Q1 2025 were located in Mexico and therefore a significant portion of operating costs and capital expenditures are denominated in Mexican pesos. The Company's corporate activities are based in Vancouver, Canada with the significant portion of these expenditures being denominated in Canadian dollars.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 11

During the quarter ended March 31, 2025, the Mexican peso weakened against the U.S. dollar. The average foreign exchange rate was $20.42 Mexican pesos per U.S. dollar, with the peso trading within a range of $19.87 to $20.88. This compares to an average of $16.97 Mexican pesos per U.S. dollar, with the peso trading within a range of $16.56 to $17.32 Mexican pesos per U.S. dollar during Q1 2024.

Cost Trends

The Company's profitability is subject to industry-wide cost pressures on development and operating costs with respect to labour, energy, consumables and capital expenditures. Underground mining is labour intensive and approximately 33% of the Company's production costs are directly tied to labour. To mitigate the impact of higher labour and consumable costs, the Company focuses on continuous improvement by promoting more efficient use of materials and supplies and by pursuing more advantageous pricing while increasing performance and without compromising operational integrity. During 2023, mining, processing and indirect costs all increased due to inflationary and industry cost pressures. During the year ended December 31, 2024, costs continued to be impacted by inflationary and industry costs pressures offset by downward pressure from a weaker Mexican peso. Higher metal prices in Q1 2025 drove a substantially higher cost of purchased third party material, higher royalties and higher special mining duty, which combined with the decrease in own mined material and lower plant throughput resulted in higher cost per tonne. Additionally, 1% higher special mining duty rate enacted by the Mexico government from January 1, 2025, contributed to higher special mining duty costs in Q1.

ANNUAL OUTLOOK

2025 Production and Cost Guidance

In 2025, excluding Terronera project and the Kolpa mine acquired in May 2025, silver production is expected to range from 4.5 to 5.2 million oz and gold production is expected to be between 30,500 to 34,000 oz. bringing total silver equivalent production to between 7.0 and 7.9 million oz using an 80:1 silver:gold ratio. During Q1 2025, the Company produced 1.9 million silver equivalent oz in line with guidance.

		Guanaceví	Bolañitos	Consolidated
Tonnes per day	Tpd	1,000 - 1,100	1,100 - 1,200	2,100 - 2,300
Silver production	M oz	3.9 - 4.4	0.6 - 0.8	4.5 - 5.2
Gold production	k oz	11.0 - 13.5	19.5 - 20.5	30.5 - 34.0
Silver Eq production[1]	M oz	4.8 - 5.5	2.2 - 2.4	7.0 - 7.9

(1) Silver equivalent production is calculated using an 80:1 silver:gold ratio.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 12

Consolidated cash costs and AISC for Guanaceví and Bolañitos in 2025 are estimated to be $16.00-$17.00 per oz silver and $25.00-26.00 per oz silver, respectively, net of gold by-product credits. Consolidated cash costs (excluding Terronera and Kolpa) on a per ounce basis are expected to be higher in 2025 compared to 2024, primarily due to lower silver production from these mines as they enter their final years of production, and a lower estimated gold price. AISC are expected to be slightly higher in 2025 than realized in 2024 as higher levels of sustaining capital will be required with costs being borne by lower silver production.

	Guanaceví & Bolañitos
Cash costs, net of gold by-product credits[1]	$/oz	$16.00 - $17.00
AISC, net of gold by-product credits[1]	$/oz	$25.00 - $26.00
Sustaining capital[1] budget	$M	$33.6
Exploration & Corporate capital budget	$M	$2.6

(1) Non-IFRS measure. For a description of how these measures are calculated and a reconciliation of these measures to the most directly comparable measures specified, defined or determined under IFRS and presented in the Company's financial statements, refer to "Non-IFRS Measures".

Operating mines

At Guanaceví, 2025 plant throughput is estimated to range from 1,000 tonnes per day (tpd) to 1,100 tpd and average 1,060 tpd with material mined mainly from the Porvenir Cuatro extension on the El Curso concessions. The El Curso concessions were leased from a third party with no upfront costs, but with significant royalty payments on production. Mine grades in 2025 are expected to be slightly lower and recoveries are expected to be similar to 2024. Cash costs per ounce, AISC per ounce and direct costs on a per tonne basis are expected to be slightly higher in 2025 compared to 2024 due to the lower metal production and lower gold by-product credits from the lower gold price estimate.

In 2025, plant throughput at Bolañitos is expected to range from 1,100 tpd to 1,200 tpd and average 1,170 tpd, sourcing material from the Plateros-La Luz, Lucero-Karina and Bolañitos-San Miguel vein systems. Mine grades are expected to be higher for silver and lower for gold and recoveries are expected to be similar to 2024. Cash costs per oz, AISC and direct costs on a per tonne basis are expected to be higher in 2025 compared to 2024 due to lower gold by-product credits driven by the lower gold price estimate.

Consolidated Operating Costs

Direct operating costs per tonne are estimated to be $130-$140. Direct costs, which include royalties and special mining duties, and take account of the impact of the higher Mexico mining taxes enacted at the start of 2025, are estimated to be in the range of $175-$185 per tonne.

Management made the following assumptions in calculating its 2025 cost forecasts: $27.50 per oz silver price, $2,200 per oz gold price, 18:1 Mexican peso per US dollar exchange rate, and a 4% Mexican annual inflation rate.

2025 Planned Capital Expenditures

	Sustaining Mine Development	Sustaining Other Capital	Total Sustaining Capital	Growth Capital	Total Capital
Guanaceví	$12.7 million	$6.6 million	$19.3 million	-	$19.3 million
Bolañitos	$9.7 million	$4.6 million	$14.3 million	-	$14.3 million
Pitarrilla	-	-	-	$9.1 million	$9.1 million
Exploration	-	-	-	$2.4 million	$2.4 million
Corporate	-	-	-	$0.2 million	$0.2 million
Total	$22.4 million	$11.2 million	$33.6 million	$11.7 million	$45.3 million

Sustaining Capital Investments

In 2025, Endeavour plans to invest $33.6 million in sustaining capital at its two operating mines and additional $13.0 million in Minera Kolpa, inclusive of amounts already spent in Q1 2025. At assumed metal prices, the sustaining capital investments are expected to be paid out of operating cash flow.

At Guanaceví, $19.3 million will be invested in capital projects, the largest of which is 5.3 kilometres of mine development at El Curso and Milache for an estimated $12.7 million. An additional $2.8 million will be invested in mine infrastructure and equipment. A further $1.8 million will be invested in the plant and tailings storage facility, including further work on the tailing facility expansion. The remaining $2.0 million will be spent on various surface infrastructure or equipment.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 13

At Bolañitos, $14.3 million will be invested in capital projects, including $9.7 million for 6.7 kilometres of mine development to access resources in the Plateros-La Luz, Lucero-Karina, and Bolañitos-San Miguel areas. An additional $4.6 million will go to upgrade the mining fleet, plant improvements and to support site infrastructure.

At Kolpa, for the period May to December 2025, sustaining capital is estimated to be $13.0 million which includes $4.0 million expansion of the tailings dam, $3 million has been allocated for mine infrastructure and ramp development and $5.0 million on various projects.

The Company also plans to spend $2.6 million to maintain exploration concessions, acquire mobile exploration equipment and cover corporate infrastructure.

LIQUIDITY AND CAPITAL RESOURCES

The Company has historically funded its acquisition, exploration and development activities through equity financings, debt facilities and convertible debentures. In recent years, the Company has financed most of its acquisition, exploration, development and operating activities from production cash flows, treasury, equity offerings and debt. The Company may choose to undertake equity, debt, convertible debt or other financings, on an as-needed basis, in order to facilitate its growth.

Management of the Company believes that operating cash flow and existing working capital will be sufficient to cover 2025 capital requirements and meet its short-term obligations. The Company continues to assess financing alternatives, including equity or debt or a combination of both, to fund future growth, including the development of the Terronera Project.

Expressed in thousands of US dollars	As at March 31, 2025	As at December 31, 2024

Current assets	$120,626	$157,647
Current liabilities	105,827	78,866
Working capital	$14,799	$78,781

As at March 31, 2025, the Company had working capital of $14.8 million (December 31, 2024 - $78.8 million). The $64.0 million decrease in working capital was primarily due to a $41.7 million decrease in cash and cash equivalents as investment in Terronera continued during Q1 as well as a $15.2 million increase in current derivative liability in relation to the revaluation of those instruments due to be settled within 12 months at the end of Q1 2025, offset by other changes in working capital balances.

As part of the Transaction, Minera Kolpa's net debt, which was approximately $20 million as of December 31, 2024, was assumed by the Company and will remain outstanding and payable by Minera Kolpa. Minera Kolpa holds project and credit facilities with Banco Santander Peru S.A. and Banco BTG Pactual S.A.

Cash flow provided by operating activities

During Q1 2025, operating activities generated cash flow of $3.4 million compared to $4.6 million in Q1 2024. Cash flow provided by operations before working capital was $8.3 million in Q1 2025, compared to $10.2 million in Q1 2024. While Q1 2025 operating earnings were $0.7 million higher than Q1 2024, operating cash flow before working capital adjustments was lower, mainly due to higher realized foreign exchange gain (loss) causing $2.1 million difference between comparative periods.

Cash Flow Used by Investing Activities

During Q1 2025, investing activities used net cash of $40.6 million compared to $41.8 million in Q1 2024. Payments for mineral properties, plant and equipment totaled $41.6 million in Q1 2025 compared to $44.9 million in Q1 2024. With consideration of seasonality and timing of payments, this capital spending is in line with the planned sustaining capital spending. Proceeds from interest earned in period were $1.0 million. In the comparative period, proceeds of $2.6 million from disposals of investments and $0.5 million from loans were received, which did not recur in Q1 2025.

At Guanaceví, the Company invested $3.4 million, with $2.5 million spent on mine development and underground infrastructure, and $0.8 million on mobile equipment. The Company continued to invest in upgrades for the plant and surrounding infrastructure, including $0.1 million on buildings, $0.1 million on plant upgrades, mine site improvements and the tailing facility.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 14

At Bolañitos, the Company invested $1.9 million, with $1.4 million spent on mine development and $0.2 million on mobile equipment and $0.3 million on plant upgrades and light vehicles.

At Terronera, the Company invested $35.3, with $15.6 million spent on land payments, surface and mine development and infrastructure, $10.2 million invested in plant, $8.9 million spent on buildings, $0.4 million invested in mine equipment, light vehicles, office, and IT infrastructure. An additional $0.2 million was invested in changes in working capital items and deposits used for purchases of equipment not yet delivered, and accounts payable for equipment delivered.

Exploration and general and administrative investments were $1.0 million spent on holding costs, mobile equipment, office, building infrastructure, and light vehicles.

Cash flow provided by financing activities

Financing activities for the three months period ended March 31, 2025, used $4.5 million, compared to providing $36.8 million in the same period of 2024. During Q1 2025, the Company paid $1.2 million in principal repayments on loans, $0.1 million in lease liabilities, and $3.2 million in interest payments. By comparison, in Q1 2024 the Company received $39.0 million from public equity offerings, paid $1.2 million in principal repayments on loans and leases, and paid $0.7 million in deferred financing fees.

Equity financings

On April 8, 2025, the Company completed a bought deal equity offering for the issuance of a total of 11,600,000 common shares at a price of $3.88 per share, which raised net cash proceeds of $45 million. On April 16, 2025 the Underwriters exercised their over-allotment option with additional issuance of 1,285,000 Common Shares at a price of $3.88 per share. The Company used the net proceeds of the offering to fund the purchase price of Minera Kolpa.

On November 27, 2024 the Company completed a bought deal equity offering for the issuance of a total of 15,825,000 common shares at a price of $4.60 per share, which raised gross proceeds of $72.795,000 (the "November 2024 Financing").

For the November 2024 Financing, the net proceeds as at March 31, 2025 have been used as follows:

Use of proceeds (thousands)
Net proceeds received	$68,582
Advancing Pitarrilla project	2,635
Allocated to working capital	$65,947

On October 6, 2023, the Company, through its wholly-owned subsidiary Terronera Precious Metals, S.A. de C.V. entered into a credit agreement with Société Generale and ING Capital LLC (together with ING Bank N.V.) for a senior secured debt facility for up to $120 million (the "Debt Facility").

The Debt Facility includes certain restrictive covenants with respect to the use of the loan proceeds, including restrictions on transferring funds out of the Terronera entity. These restrictions are not expected to have any impact on the Company's ability to meet its obligations.

Contingencies

The Company has a number of disputes with the Mexican tax authorities as disclosed in the MD&A for the year ended December 31, 2024, which are currently being addressed in the Mexican court process, and judgment is employed to assess the likelihood of outcomes in favour of the Company and recognition of any liabilities. The Company is also required to use judgement to determine certain tax treatments in calculating income tax expense and IVA recoverable. A number of these judgements are subject to various uncertainties. From time to time, Mexican authorities may apply, re-interpret legislation or disregard precedents and it is possible that these uncertainties may be resolved unfavorably for the Company.

Capital Requirements

As of March 31, 2025, the Company held $64.7 million in cash and $14.8 million in working capital.

The Company may be required to raise additional funds through future debt or equity financings in order to carry out other business plans. As at March 31, 2025, the Company has invested more than $325 million of the total $332 million required to build Terronera. The remaining amount including any cost overrun funding will be funded during 2025 using existing cash on hand. The Company will continue to monitor capital markets, economic conditions and assess its short term and long-term capital needs.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 15

Contractual Obligations

The Company had the following undiscounted contractual obligations at March 31, 2025:

Payments due by period (in thousands of US dollars)
Contractual Obligations	Total	Less than 1 year	1 - 3 years	3 - 5 years	More than 5 years
Capital asset purchases	$6,918	$6,918	$-	$-	$-
Loans payable	166,356	24,050	77,063	65,243	-
Lease liabilities	838	351	432	55	-
Other contracts	430	156	235	39	-
Reclamation obligations	15,455	-	3,199	7,093	5,163
Total	$189,997	$31,475	$80,929	$72,430	$5,163

FINANCIAL INSTRUMENTS AND FAIR VALUE MEASUREMENTS

As at March 31, 2025, the carrying and fair values of the Company's financial instruments by category were as follows:

	As at March 31, 2025		As at December 31, 2024
Expressed in thousands of US dollars	Carrying value	Estimated Fair value	Carrying value	Estimated Fair value
Financial assets:
Cash and cash equivalents	$64,697	$64,697	$106,434	$106,434
Other investments	1,213	1,213	1,070	1,070
Trade and other receivables	3,682	3,682	3,665	3,665
Loan receivable	2,579	2,579	2,556	2,556
Total financial assets	$72,171	$72,171	$113,725	$113,725

Financial liabilities:
Accounts payable, accrued liabilities and other current liabilities	$59,552	$59,552	$53,943	$53,943
Derivative liabilities	58,714	58,714	26,859	26,859
Loans payable	122,440	122,440	120,236	120,236
Total financial liabilities	$240,706	$240,706	$201,038	$201,038

Fair value hierarchy

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are quoted prices in markets that are not active, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability (for example, interest rate and yield curves observable at commonly quoted intervals, forward pricing curves used to value currency and commodity contracts and volatility measurements used to value option contracts), or inputs that are derived principally from or corroborated by observable market data or other means. Level 3 inputs are unobservable (supported by no or little market activity). The fair value hierarchy gives the highest priority to Level 1 inputs and the lowest priority to Level 3 inputs.

Assets and liabilities as at March 31, 2025 that measured at fair value on a recurring basis include:

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 16

As at March 31, 2025
Expressed in thousands of US dollars	Total	Level 1	Level 2	Level 3
Financial Assets:
Other investments	$1,213	$1,153	$-	$60
Trade receivables	3,338	-	3,338	-
Total financial assets	$4,551	$1,153	$3,338	$60

Financial Liabilities:
Cash-settled deferred share units	$4,467	$4,467	$-	$-
Share appreciation rights	11	-	11	-
Derivative liability	58,714	-	58,714	-
Total financial liabilities	$63,192	$4,467	$58,725	$-

Other investments

The Company holds marketable securities classified as Level 1 and Level 3 in the fair value hierarchy. The fair values of Level 1 investments are determined based on a market approach reflecting the closing price of each particular security at the reporting date. The closing price is a quoted market price obtained from the stock exchange that is the principal active market for the particular security, being the market with the greatest volume and level of activity for the assets. For Level 3 investments, which consist of share purchase warrants where inputs are not observable, they have an estimated value determined by using an option pricing model. Changes in fair value on available for sale marketable securities are recognized in earnings or loss.

Trade receivables

The trade receivables consist of receivables from provisional silver and gold sales from the Bolañitos mine. The fair value of receivables arising from concentrate sales contracts that contain provisional pricing mechanisms is determined using the appropriate quoted closing price on the measurement date from the exchange that is the principal active market for the particular metal. As such, these receivables, which meet the definition of an embedded derivative, are classified within Level 2 of the fair value hierarchy.

Deferred share units

The Company has a cash settled DSU plan whereby DSUs may be granted to independent directors of the Company in lieu of compensation in cash or stock options. The DSUs vest immediately and are redeemable for cash based on the market value of the units at the time of a director's retirement. The DSUs are classified as Level 1 in the fair value hierarchy. The liability is determined based on a market approach reflecting the closing price of the Company's common shares at the reporting date. Changes in fair value are recognized in general and administrative expenses.

Share appreciation rights

As part of the Company's bonus program, the Company has granted share appreciation rights ("SARs") to its employees in Mexico. The SARs are subject to vesting conditions and, when exercised, constitute a cash bonus based on the value of the appreciation of the Company's common shares between the SARs grant date and the exercise date. The SARs are classified as Level 2 in the fair value hierarchy. The liability is valued using a Black-Scholes option pricing model. Changes in fair value are recognized in salaries, wages and benefits.

Financial Instrument Risk Exposure and Risk Management

The Company is exposed to a variety of financial instrument related risks. The Board of Directors (the "Board") approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is provided as follows:

Credit Risk

The Company is exposed to credit risk on its bank accounts, accounts receivable and loan receivable. Credit risk exposure on bank accounts is limited through maintaining the Company's balances with high-credit quality financial institutions, maintaining investment policies, assessing institutional exposure and continual discussion with external advisors. Value-added tax receivables are generated on the purchase of supplies and services to produce silver, which are refundable from the Mexican government. Trade receivables are generated on the sale of concentrate inventory to reputable metal traders. The loan receivable is related to the remaining proceeds for the sale of the El Compas mine to Grupo ROSGO. There has been no indication of a change in the creditworthiness of the counterparty to the loan receivable since the initial recognition.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 17

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages its liquidity risk by continually monitoring forecasted and actual cash flows. The Company has in place a planning and budgeting process to help determine the funds required to support its normal operating requirement and development plans. The Company aims to maintain sufficient liquidity to meet its short-term business requirements, taking into account its anticipated cash flows from operations, its holdings of cash and cash equivalents, and its committed and anticipated liabilities.

The Company's Mexican subsidiaries pay IVA on the purchase and sale of goods and services. The net amount paid is recoverable but is subject to review and assessment by the tax authorities. The Company regularly files the required IVA returns and all supporting documentation with the tax authorities, however a smaller portion of IVA refund requests are from time to time denied based on the alleged lack of compliance of certain formal requirements and information returns by the Company's third-party suppliers. The Company takes necessary legal action on the delayed refunds as well as any denied refunds. The Company is in regular contact with the tax authorities in respect of its IVA filings and believes that the full amount of its IVA receivables will ultimately be received; however, the timing of recovery of these amounts and the nature and extent of any adjustments to the Company's IVA receivables remains uncertain.

Market Risk

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, and commodity price risk.

Foreign Currency Risk - The Company's operations in Mexico and Canada make it subject to foreign currency fluctuations. Certain of the Company's operating expenses are incurred in Mexican pesos and Canadian dollars; therefore, the fluctuation of the U.S. dollar in relation to these currencies will consequently have an impact upon the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity. The Company also hedged a portion of the estimated remaining capital and operating expenditures incurred in Mexican Pesos. For three months ended March 31, 2025, the Company settled $3.6 million Mexican Peso forward purchase contracts and on settlement recorded a loss of $0.1 million. As of March 31, 2025, a further $45.0 million contracts remain outstanding to be settled over the period from April 2025 to December 2026. The remaining contracts have a weighted average base price of 20.95 pesos per US dollar.

As at March 31, 2025, the Company has revalued the forward contracts to their respective fair values and as a result recorded a gain of $1.9 million on the Mexican Peso contracts in the condensed consolidated interim statement of earnings and loss for the period.

Interest Rate Risk - The interest rate risk is the risk that the fair value or the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The interest rate on the Debt Facility is variable, and based on the exposure as of March 31, 2025, a 1% change in interest rate would result in an increase or decrease of interest costs of $1.2 million per year. As of March 31, 2025, all of the Company's outstanding equipment financing obligations bear interest at fixed rates and are therefore not exposed to changes in future cash flows attributable to changes in market interest rates.

The Company is exposed to interest rate risk on its cash and cash equivalents. The cash and cash equivalent interest earned is based on bank account interest rates which may fluctuate. Based on the exposure as of March 31, 2025, a 1% change in the interest rates would result in an increase or decrease of approximately $0.6 million in interest earned by the Company. The Company has not entered into any derivative contracts to manage the interest rate risk.

Commodity Price Risk - Gold and silver prices have historically fluctuated significantly and are affected by numerous factors outside of the Company's control, including, but not limited to, industrial and retail demand, central bank lending, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities and certain other factors.

At March 31, 2025, there are 35,445 oz of silver and 531 oz of gold, which do not have a final settlement price and the estimated revenues have been recognized at current market prices. As at March 31, 2025, with other variables unchanged, a 10% decrease in the market value of silver and gold would result in a reduction of revenue and the associated receivable of $0.3 million.

On May 1, 2025, concurrently with the acquisition of Minera Kolpa shares, Endeavour entered into a $35 million Copper Stream agreement with Versamet Royalties Corporation to help fund the cash portion of the Kolpa acquisition. Under the terms of the stream

  Versamet will receive refined copper via LME Warrants, initially representing 95.8% of the copper produced.
  Once 6,000 tonnes are delivered, the stream reduces to 71.85%, and after 10,500 tonnes, to 47.9%.
  Versamet will pay 10% of the spot price per tonne, with the remaining 90% reducing the prepaid deposit.

This agreement includes security over the acquired entity and provides Versamet the right of first refusal on future streaming arrangements.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 18

In connection with the Debt Facility, on March 28, 2024, the Company entered into gold forward swap contracts to hedge against the fluctuation in gold prices. Company had forward swap contracts settlements amended during three months ended March 31, 2025 and will settle with updated settlements from June 2025 to October 2027 and revised forward price for those settlements of $2,329 per ounce of gold. As at March 31, 2025, the Company has revalued the forward contracts to their respective fair values and as a result recorded a loss of $33.7 million on the gold swap contracts.

OUTSTANDING SHARE DATA

As of May 12, 2025, the Company had the following securities issued, issuable and outstanding:

  289,540,220 common shares;
  3,617,021 stock options;
  1,377,900 PSUs;
  684,316 equity settled DSUs.
  269,490 restricted share units.

As at March 31, 2025, the Company's issued share capital was $851.0 million (December 31, 2024 - $851.0 million), representing 262,323,863 common shares (December 31, 2024 - 262,323,863), and the Company had options outstanding to purchase 3,151,491 common shares (December 31, 2024 - 3,181,491) with a weighted average exercise price of CAD$4.14 (December 31, 2023 - CAD$4.13).

The Company considers the items included in the consolidated statement of shareholders' equity as capital. The Company's objective when managing capital is to safeguard its ability to continue as a going concern so that it can continue to provide returns for shareholders and benefits for other stakeholders. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. In order to maintain or adjust the capital structure, the Company may issue new shares through private placements, prospectus offerings, convertible debentures, asset acquisitions or return capital to shareholders. The Company is not subject to externally imposed capital requirements.

CHANGES IN ACCOUNTING POLICIES AND CRITICAL ACCOUNTING ESTIMATES

Accounting standards adopted during the period:

The material accounting policies applied in the Company's condensed consolidated interim financial statements for the three months ended March 31, 2025 are the same as those applied in the Company's annual audited consolidated financial statements as at and for the year ended December 31, 2024.

Critical Accounting Estimates

The preparation of financial statements requires the Company to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management's judgment relate to the determination of mineralized reserves and resources, plant and equipment lives, estimating the fair values of financial instruments and derivatives, impairment of non-current assets, reclamation and rehabilitation provisions, recognition of deferred tax assets, and assumptions used in determining the fair value of share-based compensation.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

The Company's officers and management are responsible for establishing and maintaining disclosure controls and procedures for the Company. Disclosure controls and procedures are designed to provide reasonable assurance that material information required to be disclosed by the Company under securities legislation is recorded, processed, summarized and reported within the applicable time periods and to ensure that required information is gathered and communicated to the Company's management, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO) as is appropriate to permit timely decisions regarding public disclosure. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 19

Changes in Internal Control over Financial Reporting

Management, including the CEO and CFO, has evaluated the Company's internal controls over financial reporting to determine whether any changes occurred during the period that have materially affected, or are reasonably likely to materially affect, the Company's internal controls over financial reporting.

During the three months ended March 31, 2025, there have been no significant changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

QUARTERLY RESULTS AND TRENDS

The following table presents selected financial information for each of the most recent eight quarters:

Table in thousands of US dollars except for share numbers and per share amounts	2025	2024				2023
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Gross Sales	$63,934	$42,746	$53,939	$58,708	$64,218	$51,005	$49,926	$50,866
Smelting and refining costs included in revenue	436	536	495	448	493	506	494	795
Total Revenue	63,498	42,210	53,444	58,260	63,725	50,499	49,432	50,071
Direct production costs	35,173	25,404	28,705	33,703	36,705	32,817	34,020	25,478
Royalties	6,243	3,661	5,151	5,648	6,408	5,105	4,821	5,749
Mine operating cash flow before taxes	22,082	13,145	19,588	18,909	20,612	12,577	10,591	18,844
Share-based compensation	34	55	73	74	79	44	44	(294)
Depreciation	9,206	5,346	7,032	8,639	8,877	7,181	7,855	6,596
Mine operating earnings (loss)	$12,842	$7,744	$12,483	$10,196	$11,656	$5,352	$2,692	$12,542

Basic earnings (loss) per share	($0.13)	$0.00	($0.07)	($0.06)	($0.01)	$0.01	($0.01)	($0.01)
Diluted earnings (loss) per share	($0.13)	$0.00	($0.07)	($0.06)	($0.01)	$0.01	($0.01)	($0.01)
Weighted shares outstanding	262,323,863	252,169,924	246,000,878	242,899,679	227,503,581	196,018,623	194,249,283	191,446,597

Net earnings (loss)	($32,907)	$1,025	($17,300)	($14,007)	($1,194)	$3,049	($2,328)	($1,054)
Depreciation	9,561	5,706	7,352	8,933	9,135	7,458	7,771	6,967
Finance costs	184	294	357	103	135	164	170	229
Current income tax	5,279	(162)	4,523	2,878	5,667	207	2,250	4,442
Deferred income tax	(214)	(2,507)	(512)	(163)	(233)	(2,544)	888	766
EBITDA	($18,097)	$4,356	($5,580)	($2,256)	$13,510	$8,334	$8,751	$11,350

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 20

The following table presents selected production information for each of the most recent eight quarters:

Highlights	2025	2024				2023
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Processed tonnes	209,507	165,591	175,065	218,989	221,794	220,464	214,270	228,575
Guanaceví	102,438	58,798	67,094	112,897	115,004	110,781	103,345	116,908
Bolañitos	107,069	106,793	107,971	106,092	106,790	109,683	110,925	111,667
Silver ounces	1,205,793	824,529	874,717	1,312,572	1,460,006	1,406,423	1,148,735	1,494,000
Guanaceví	1,015,327	718,797	768,905	1,195,753	1,335,742	1,271,679	1,041,211	1,352,423
Bolañitos	190,466	105,732	105,812	116,819	124,263	134,744	107,524	141,577
Silver grade	204	179	176	208	229	233	183	226
Guanaceví	348	440	402	364	402	419	341	398
Bolañitos	67	36	36	41	42	45	37	45
Silver recovery	87.7	86.3	88.2	89.7	89.5	85.1	90.9	90.1
Guanaceví	88.6	86.4	88.7	90.4	89.9	85.2	91.9	90.4
Bolañitos	83.0	85.5	84.7	83.4	86.2	84.8	82.6	87.6
Gold ounces	8,338	9,075	9,290	10,550	10,133	9,608	9,089	9,819
Guanaceví	3,989	2,622	2,828	4,243	4,124	3,721	3,161	3,885
Bolañitos	4,349	6,453	6,462	6,306	6,010	5,887	5,928	5,934
Gold grade	1.37	1.80	1.79	1.67	1.58	1.53	1.48	1.47
Guanaceví	1.30	1.53	1.46	1.29	1.25	1.20	1.03	1.10
Bolañitos	1.43	1.95	2.00	2.06	1.94	1.86	1.89	1.85
Gold recovery	90.4	94.7	92.1	89.9	89.8	88.7	89.4	91.1
Guanaceví	92.9	90.7	89.8	90.4	89.2	87.0	92.4	94.0
Bolañitos	88.3	96.4	93.1	89.6	90.2	89.8	87.9	89.3
Cash costs per oz (1)	$15.89	$13.68	$11.35	$13.43	$13.19	$12.54	$17.94	$13.52
Guanaceví	$19.73	$20.25	$19.59	$17.17	$15.94	$14.95	$20.47	$14.53
Bolañitos	($5.60)	($33.11)	($51.38)	($26.67)	($17.69)	($11.23)	($7.68)	$3.34
AISC per oz (1)	$24.48	$27.33	$25.82	$23.13	$21.44	$21.48	$29.64	$22.15
Guanaceví	$26.50	$32.40	$30.83	$24.53	$21.96	$21.50	$29.06	$20.81
Bolañitos	$13.16	($8.78)	($12.31)	$8.15	$15.59	$21.27	$35.54	$35.64
Direct costs per tonne (1)	$207.27	$209.49	$189.85	$192.68	$181.77	$168.71	$176.37	$169.59
Guanaceví	$310.52	$365.23	$330.55	$269.36	$260.13	$239.76	$264.10	$232.58
Bolañitos	$108.49	$123.73	$102.42	$111.07	$97.39	$96.94	$94.63	$103.64

(1) Cash cost per oz, AISC per oz and direct costs per tonne are non-IFRS measures.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 21

NON-IFRS MEASURES

Non-IFRS and Other Financial Measures and Ratios

We have included certain non-IFRS financial measures and ratios in this MD&A, as discussed below. We believe that these measures, in addition to conventional measures prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. The non-IFRS measures and ratios are intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These financial measures and ratios do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Non-IFRS financial measures are defined in National Instrument 52-112 - Non-GAAP and Other Financial Measures Disclosure ("NI 52-112") as a financial measure disclosed that (a) depicts the historical or expected future financial performance, financial position or cash flow of an entity, (b) with respect to its composition, excludes an amount that is included in, or includes an amount that is excluded from, the composition of the most directly comparable financial measure disclosed in the primary financial statements of the entity, (c) is not disclosed in the financial statements of the entity, and (d) is not a ratio, fraction, percentage or similar representation.

A non-IFRS ratio is defined by 52-112 as a financial measure disclosed that (a) is in the form of a ratio, fraction, percentage or similar representation, (b) has a non-IFRS financial measure as one or more of its components, and (c) is not disclosed in the financial statements.

Working capital is a non-IFRS measure that is a common measure of liquidity but does not have any standardized meaning. The most directly comparable measure prepared in accordance with IFRS is current assets and current liabilities. Working capital is calculated by deducting current liabilities from current assets. Working capital should not be considered in isolation or as a substitute from measures prepared in accordance with IFRS. The measure is intended to assist readers in evaluating our liquidity.

Expressed in thousands of US dollars	As at March 31, 2025	As at December 31, 2024
Current assets	$120,626	$157,647
Current liabilities	105,827	78,866
Working capital	$14,799	$78,781

Adjusted earnings and adjusted earnings per share are non-IFRS measures that supplement information to the Company's consolidated financial statements. The Company believes that, in addition to the conventional measures prepared in accordance with IFRS, the Company and certain investors and analysts use this information to evaluate the Company's underlying core operating performance. The presentation of adjusted earnings and adjusted earnings per share is not meant to be a substitute for net income and net income per share presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measures.

The Company defines the adjusted earnings as net income adjusted to include certain non-cash and unusual items, and items that in the Company's judgement are subject to volatility as a result of factors which are unrelated to the Company's operation in the period. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation. During the current period, the Company has included unrealized foreign exchange (gain) loss, (gain) loss on derivatives, changes in the fair value of its investments in marketable securities and change in fair value of cash settled DSUs and made retroactive adjustments to prior periods for the same.

The following table provides a detailed reconciliation of net income as reported in the Company's financial statement to adjusted earnings and adjusted earnings per share.

Expressed in thousands of US dollars	Three Months Ended March 31
(except for share numbers and per share amounts)	2025	2024
Net earnings (loss) for the period per financial statements	($32,907)	($1,194)
Unrealized foreign exchange (gain) loss	275	136
(Gain) loss on derivatives	31,931	0
Change in fair value of investments	(143)	861
Change in fair value of cash settled DSUs	638	465
Adjusted net earnings (loss)	($206)	$268
Basic weighted average share outstanding	262,323,863	227,503,581
Adjusted net earnings (loss) per share	($0.00)	$0.00

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 22

Mine operating cash flow before taxes is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Mine operating cash flow is calculated as revenue minus direct production costs and royalties. Mine operating cash flow is used by management to assess the performance of the mine operations, excluding corporate and exploration activities, and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands pf US dollars	Three Months Ended March 31
	2025	2024
Mine operating earnings per financial statements	$12,842	$11,656
Share-based compensation	34	79
Depreciation	9,206	8,877
Mine operating cash flow before taxes	$22,082	$20,612

Operating cash flow before working capital changes per share is a non-IFRS measure that does not have a standardized meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other issuers. Operating cash flow per share is calculated by dividing cash from operating activities by the weighted average shares outstanding. Operating cash flow per share is used by management to assess operating performance on a per share basis, irrespective of working capital changes and is provided to investors as a measure of the Company's operating performance.

Expressed in thousands of US dollars	Three Months Ended March 31
(except for per share amounts)	2025	2024
Cash from (used in) operating activities per financial statements	$3,363	$4,583
Net changes in non-cash working capital per financial statements	(4,985)	(5,651)
Operating cash flow before working capital changes	$8,348	$10,234
Basic weighted average shares outstanding	262,323,863	227,503,581
Operating cash flow before working capital changes per share	$0.03	$0.04

EBITDA is a non-IFRS financial measure, which excludes the following from net earnings:

  Income tax expense;
  Finance costs;
  Depreciation.

Adjusted EBITDA excludes the following additional items from EBITDA:

  Share based compensation;
  Non-recurring impairments (reversals);
  Unrealized foreign exchange (gain) loss;
  Change in fair value of investments;
  (Gain) loss on derivatives;
  Change in fair value of cash settled DSUs;
  Significant non-routine items.

Adjusted EBITDA per share is calculated by dividing Adjusted EBITDA by the basic weighted average number of shares outstanding for the period.

Management believes EBITDA is a valuable indicator of the Company's ability to generate liquidity by producing operating cash flow to fund working capital needs, service debt obligations, and fund capital expenditures.

Management uses EBITDA for this purpose. EBITDA is also frequently used by investors and analysts for valuation purposes whereby EBITDA is multiplied by a factor or "EBITDA multiple" based on an observed or inferred relationship between EBITDA and market values to determine the approximate total enterprise value of a Company.

EBITDA is intended to provide additional information to investors and analysts. It does not have any standardized definition under IFRS and should not be considered in isolation or as a substitute for measures of operating performance prepared in accordance with IFRS. EBITDA excludes the impact of cash costs of financing activities and taxes, and the effects of changes in operating working capital balances, and therefore is not necessarily indicative of operating profit or cash flow from operations as determined by IFRS. Other companies may calculate EBITDA and Adjusted EBITDA differently.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 23

Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and, conversely, items no longer applicable may be removed from the calculation.

Expressed in thousands of US dollars	Three Months Ended March 31
	2025	2024
Net earnings (loss) for the period per financial statements	($32,907)	($1,194)
Depreciation - cost of sales	9,206	8,877
Depreciation - exploration, evaluation and development	250	159
Depreciation - general & administration	105	99
Finance costs	184	135
Current income tax expense (recovery)	5,279	5,667
Deferred income tax expense (recovery)	(214)	(233)
EBITDA	($18,097)	$13,510
Share based compensation	516	1,170
Unrealized foreign exchange (Gain) loss	275	136
(Gain) loss on derivatives	31,931	-
Change in fair value of investments	(143)	861
Change in fair value of cash settled DSUs	638	465
Adjusted EBITDA	$15,120	$16,142
Basic weighted average shares outstanding	262,323,863	227,503,581
Adjusted EBITDA per share	$0.06	$0.07

Cash costs per silver oz, total production costs per oz, direct operating costs per tonne and direct costs per tonne are measures developed by precious metals companies in an effort to provide a comparable standard; however, there can be no assurance that the Company's reporting of these non-IFRS measures and ratios are similar to those reported by other mining companies. Cash costs per oz, total production costs per oz and direct costs per tonne are measures used by the Company to manage and evaluate operating performance at each of the Company's operating mining units. They are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. Direct operating costs include mining, processing (including smelting, refining, transportation and selling costs) and direct overhead at the operation sites. Direct costs include all direct operating costs plus royalties and special mining duty. Cash costs include all direct costs less by-product gold sales and changes in finished gold inventories.

Total production costs include all cash costs plus depreciation, changes in depreciation in finished goods inventory and site share-based compensation. Cash costs per silver ounce and total production costs per ounce are calculated by dividing cash costs and total production costs by the payable silver ounces produced. Direct operating cost per tonne and direct costs per tonne are calculated by dividing direct operating costs and direct costs by the number of processed tonnes. The following tables provide a detailed reconciliation of these measures to the Company's direct production costs, as reported in its consolidated financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 24

Expressed in thousands of US dollars	Three months ended March 31, 2025			Three months ended March 31, 2024
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Direct production costs per financial statements	$25,444	$9,729	$35,173	$26,886	$9,819	$36,705
Purchase of the third-party material	(5,866)	-	(5,866)	(2,392)	-	(2,392)
Smelting and refining costs included in revenue	-	436	436	-	493	493
Opening finished goods	(5,448)	(485)	(5,933)	(7,137)	(699)	(7,836)
Closing finished goods	4,763	1,328	6,091	2,314	651	2,965
Direct operating costs	18,893	11,008	29,901	19,671	10,264	29,935
Purchase of the third-party material	5,866	-	5,866	2,392	-	2,392
Royalties	6,066	177	6,243	6,332	76	6,408
Special mining duty (1)	984	431	1,415	1,521	60	1,581
Direct costs	31,809	11,616	43,425	29,916	10,400	40,316
By-product gold sales	(12,791)	(11,992)	(24,783)	(10,731)	(12,265)	(22,996)
Opening gold inventory fair market value	3,185	772	3,957	2,909	619	3,528
Closing gold inventory fair market value	(2,232)	(1,410)	(3,642)	(871)	(851)	(1,722)
Cash costs net of by-product	19,971	(1,014)	18,957	21,223	(2,097)	19,126
Depreciation	6,569	2,637	9,206	5,815	3,062	8,877
Share-based compensation	20	14	34	62	17	79
Opening finished goods depreciation	(1,188)	(92)	(1,280)	(1,459)	(197)	(1,656)
Closing finished goods depreciation	1,618	384	2,002	770	219	989
Total production costs	$26,990	$1,929	$28,919	$26,411	$1,004	$27,415

	Three months ended March 31, 2025			Three months ended March 31, 2024
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	102,438	107,069	209,507	115,004	106,790	221,794
Payable silver ounces	1,012,281	181,077	1,193,358	1,331,735	118,573	1,450,308

Cash costs per silver ounce	$19.73	($5.60)	$15.89	$15.94	($17.69)	$13.19
Total production costs per ounce	$26.66	$10.65	$24.23	$19.83	$8.47	$18.90
Direct operating costs per tonne	$184.43	$102.81	$142.72	$171.05	$96.11	$134.97
Direct costs per tonne	$310.52	$108.49	$207.27	$260.13	$97.39	$181.77

(1) Special mining duty is an EBITDA royalty tax presented as a current income tax in accordance with IFRS.

Expressed in thousands of US dollars	As at March 31, 2025			As At March 31, 2024
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Closing finished goods	4,763	1,328	6,091	2,314	651	2,965
Closing finished goods depreciation	1,618	384	2,002	770	219	989
Finished goods inventory	$6,381	$1,712	$8,093	$3,084	$870	$3,954

AISC per oz and all-in costs per oz are measures developed by the World Gold Council (and used as a standard of the Silver Institute) in an effort to provide a comparable standard within the precious metal industry; however, there can be no assurance that the Company's reporting of these non-IFRS measures are similar to those reported by other mining companies. These measures are used by the Company to manage and evaluate operating performance at each of the Company's operating mining units and consolidated group, and are widely reported in the silver mining industry as a benchmark for performance, but do not have a standardized meaning and are disclosed in addition to IFRS measures. The following tables provide a detailed reconciliation of these measures to the Company's cost of sales, as reported in the Company's consolidated financial statements.

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 25

Expressed in thousands of US dollars	Three Months Ended March 31, 2025			Three Months Ended March 31, 2024
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Cash costs net of by-product	$19,971	($1,014)	$18,957	$21,223	($2,097)	$19,126
Operations share-based compensation	20	14	34	62	17	79
Corporate general and administrative	2,676	1,080	3,756	2,204	801	3,005
Corporate share-based compensation	294	119	413	690	250	940
Reclamation - amortization/accretion	148	85	233	102	77	179
Mine site expensed exploration	270	174	444	122	314	436
Equipment loan payments	0	0	0	128	220	348
Capital expenditures sustaining	3,446	1,925	5,371	4,716	2,266	6,982
All-In-Sustaining Costs	$26,826	$2,382	$29,208	$29,247	$1,848	$31,095
Growth exploration, evaluation and development			3,775			3,524
Growth capital expenditures			36,214			37,905
All-In-Costs			$69,197			$72,524

	Three Months Ended March 31, 2025			Three Months Ended March 31, 2024
	Guanaceví	Bolañitos	Total	Guanaceví	Bolañitos	Total
Throughput tonnes	102,438	107,069	209,507	115,004	106,790	221,794
Payable silver ounces	1,012,281	181,077	1,193,358	1,331,735	118,573	1,450,308
Silver equivalent production (ounces)	1,334,447	538,386	1,872,833	1,665,648	605,028	2,270,677

All-in-Sustaining cost per ounce	$26.50	$13.16	$24.48	$21.96	$15.59	$21.44

Expressed in thousands of US dollars	Three Months Ended March 31
	2025	2024
Capital expenditures sustaining	$5,371	$6,982
Growth capital expenditures	36,214	37,905
Property, plant and equipment expenditures per Consolidated Statement of Cash Flows	$41,585	$44,887

Expressed in thousands of US dollars	Three Months Ended March 31
	2025	2024
Mine site expensed exploration	$444	$436
Growth exploration, evaluation and development	3,775	3,524
Total exploration, evaluation and development	4,219	3,960
Exploration, evaluation and development depreciation	250	159
Exploration, evaluation and development share-based compensation	69	151
Exploration, evaluation and development expense	$4,538	$4,270

Expressed in thousands of US dollars	Three Months Ended March 31
	2025	2024
Gross silver sales	$39,151	$41,222
Silver ounces sold	1,223,684	1,756,094
Realized silver price per ounce	$31.99	$23.47

Expressed in thousands of US dollars	Three Months Ended March 31
	2025	2024
Gross gold sales	$24,783	$22,996
Gold ounces sold	8,538	10,880
Realized gold price per ounce	$2,903	$2,114

ENDEAVOUR SILVER CORP. | MANAGEMENT'S DISCUSSION & ANALYSIS	PAGE 26